--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

FOR THE TRANSITION PERIOD FROM        TO

COMMISSION FILE NUMBER: 001-15787

A. SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF METROPOLITAN LIFE INSURANCE COMPANY AND PARTICIPATING AFFILIATES
                            (Exact Name of the Plan)

B. Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 METLIFE, INC.
                               ONE MADISON AVENUE
                            NEW YORK, NEW YORK 10010

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
        METROPOLITAN LIFE INSURANCE COMPANY AND PARTICIPATING AFFILIATES

                               TABLE OF CONTENTS

                                                              PAGE
                                                              -----
INDEPENDENT AUDITORS' REPORT................................    1
FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits as of
     December 31, 2000 and 1999.............................    2
  Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 2000, 1999 and 1998...    3
  Notes to Financial Statements and Supplemental Schedule...  4 - 7
  Schedule of Assets Held for Investment Purposes as of
     December 31, 2000......................................    8
  Signature.................................................    9
  Exhibit 23 -- Consent of Deloitte & Touche LLP............   10

Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

                          INDEPENDENT AUDITORS' REPORT

Savings and Investment Plan for Employees of
  Metropolitan Life Insurance Company and
  Participating Affiliates:

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Metropolitan Life Insurance Company and Participating Affiliates (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
New York, New York
June 29, 2001

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                      METROPOLITAN LIFE INSURANCE COMPANY
                          AND PARTICIPATING AFFILIATES

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2000 AND 1999

                                                                 2000          1999
                                                              ----------    ----------
                                                               (DOLLARS IN THOUSANDS)
ASSETS
Investments, at fair value:
  Fixed Income Fund.........................................  $1,287,312    $1,330,942
  Equity Fund...............................................     736,875       838,356
  Common Stock Index Fund...................................     414,826       464,542
  Real Estate Fund..........................................          --         6,358
  International Equity Fund.................................      49,282        60,028
  Small Company Stock Fund..................................     161,914       148,799
  Value Equity Fund.........................................      31,815        14,056
  Emerging Markets Equity Fund..............................      28,205        34,504
  MetLife Company Stock Fund................................      60,986            --
  Loans to Participants.....................................      57,954        53,937
                                                              ----------    ----------
Net Assets Available for Benefits...........................  $2,829,169    $2,951,522
                                                              ==========    ==========

                See accompanying notes to financial statements.

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                      METROPOLITAN LIFE INSURANCE COMPANY
                          AND PARTICIPATING AFFILIATES

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                            2000          1999          1998
                                                         ----------    ----------    ----------
                                                                 (DOLLARS IN THOUSANDS)
Additions:
  Participant contributions............................  $  106,622    $  107,144    $   93,265
  Employer contributions...............................      46,155        43,032        41,885
  Contributions from demutualization proceeds..........       1,666            --            --
  Interest income......................................      84,024        80,228        80,190
  Net (depreciation) appreciation in fair value of
     investments.......................................    (161,950)      300,083       298,428
                                                         ----------    ----------    ----------
     Total additions...................................      76,517       530,487       513,768
Deductions:
  Benefit payments.....................................     229,704       186,574       154,177
  Investment advisory and management fees..............       4,579         3,135         3,087
  Other expenses.......................................         103           180           146
                                                         ----------    ----------    ----------
     Total deductions..................................     234,386       189,889       157,410
                                                         ----------    ----------    ----------
Net (decrease) increase................................    (157,869)      340,598       356,358
                                                         ----------    ----------    ----------
Transfers to the plan..................................      35,516            --            --
Net assets available for benefits, beginning of year...   2,951,522     2,610,924     2,254,566
                                                         ----------    ----------    ----------
Net assets available for benefits, end of year.........  $2,829,169    $2,951,522    $2,610,924
                                                         ==========    ==========    ==========

                See accompanying notes to financial statements.

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                    METROPOLITAN LIFE INSURANCE COMPANY AND
                            PARTICIPATING AFFILIATES

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE (DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Savings and Investment Plan for Employees of Metropolitan Life Insurance Company and Participating Affiliates (the "Plan") is a defined contribution plan consisting of nine distinct funds -- the Fixed Income Fund, the Equity Fund, the Common Stock Index Fund, the Real Estate Fund, the International Equity Fund, the Small Company Stock Fund, the Value Equity Fund, the Emerging Markets Equity Fund and the MetLife Company Stock Fund. Contributions to each fund are remitted to Metropolitan Life Insurance Company (the "Company") pursuant to group annuity contracts.

     Fixed Income Fund contributions are allocated to the Met Managed Guaranteed Interest Contracts or similar contracts with the Company.

     Equity Fund contributions are allocated to the Company's Separate Account No. 12. This Separate Account consists of assets attributed to the Equity Fund of the Plan and other assets allocated by the Company. Assets in Separate Account No. 12 are managed by State Street Research & Management Company, which is an affiliate of the Company.

     Common Stock Index Fund contributions are allocated to the Company's Separate Account MI. This separate account is a commingled account that consists of assets attributed to the Common Stock Index Fund of the Plan and assets attributable to other group participants in Separate Account MI. Contributions to Separate Account MI purchase units in Separate Account II. This fund is managed by the MetLife Corporate Equities Department.

     Contributions to the Real Estate Fund are allocated to the Company's Separate Account No. 54. This Separate Account is a commingled account that consists of assets attributable to the Real Estate Fund of the Plan, assets attributable to other group participants in Separate Account No. 54 and other assets allocated by the Company. This fund is managed by SSR Realty Advisors Inc., which is an affiliate of the Company. Effective May 1, 2000 this fund was no longer available under the Plan.

     Contributions to the International Equity Fund are allocated to the Company's Separate Account No. 79. This Separate Account is an individually managed separate account that consists of assets attributed to the International Equity Fund of the Plan. The fund is managed by Capital Guardian Trust Company. For the period December 22, 1999 through June 6, 2000, the fund was managed by State Street Research & Management Company. Prior to December 22, 1999 the fund was managed by Santander Global Advisors.

     Contributions to the Small Company Stock Fund are allocated to the Company's Separate Account No. 307. This Separate Account is a commingled account that consists of assets attributed to the Small Company Stock Fund of the Plan, assets attributed to other group participants in Separate Account No. 307 and other assets allocated by the Company. This fund is managed by Westfield Capital Management. Prior to December 14, 2000, the fund was managed by State Street Research & Management Company and contributions were allocated to the Company's Separate Account No. 96.

     Contributions to the Value Equity Fund are allocated to the Company's Separate Account No. 267. This Separate Account is a commingled account that consists of assets attributed to the Value Equity Fund of the Plan, assets attributed to other group participants in Separate Account No. 267 and other assets allocated by the Company. The fund was managed by Harris Associates L.P. until January 2001, when management of the fund was changed to Davis Selected Advisors, and the fund was transferred to an individually managed separate account.

     Contributions to the Emerging Markets Equity Fund are allocated to the Company's Separate Account No. 247. This Separate Account is an individually managed separate account that consists of assets attributed

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                    METROPOLITAN LIFE INSURANCE COMPANY AND
                            PARTICIPATING AFFILIATES

     NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE -- (CONTINUED)

to the Emerging Markets Equity Fund of the Plan. The fund is managed by Merrill Lynch Investment Management.

     MetLife Company Stock Fund contributions are invested primarily in shares of Common Stock of MetLife, Inc. The fund also invests a portion of its assets in cash to manage liquidations and purchases. The fund is managed by Mellon Bank N.A.

     The following are the significant accounting policies followed by the Plan:

          a. BASIS OF ACCOUNTING -- The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

          Contributions are recognized when due and withdrawals and distributions are recognized when incurred. Investment income is recorded as earned. Loans to participants are carried at the outstanding loan balance.

          b. VALUATION OF INVESTMENTS -- The Plan's net assets in the Fixed Income Fund are valued at contract value. Contract value represents contributions made under the contract, plus interest at the annual rate guaranteed by the fund (6.70% and 6.45% in 2000 and 1999, respectively), less withdrawals, disbursements and loans to participants.

          Funds held in Separate Account No. 12, Separate Account MI, Separate Account No. 54, Separate Account No. 79, Separate Account No. 307, Separate Account No. 96, Separate Account No. 267 and Separate Account No. 247 are stated at the aggregate value of units of participation. Such value reflects accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets in the Separate Accounts, and an allocable part of the Company's investment expenses.

          In June 2000, the FASB issued Statement of Financial Accounting Standard No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an Amendment of FASB Statement No. 133 ("SFAS 138"). In June 1999, the FASB also issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 ("SFAS 137"). SFAS 137 deferred the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") until January 1, 2001. SFAS 133 and SFAS 138 require, among other things, that all derivatives be recognized in the balance sheets as either assets or liabilities and measured at fair value. Adoption of the provisions of SFAS 133 and SFAS 138 on January 1, 2001 did not have a material effect on the Plan's financial statements.

2. PLAN DESCRIPTION

     GENERAL INFORMATION -- The Plan became effective on May 1, 1970 and, as subsequently amended, is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Company's Human Resource Department. The administrator of the Plan is appointed by the Company's Employee Benefits Committee.

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                    METROPOLITAN LIFE INSURANCE COMPANY AND
                            PARTICIPATING AFFILIATES

     NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE -- (CONTINUED)

     PARTICIPATION -- All employees of the Company and its participating affiliates are eligible to become participants in the Plan on the first of the month following 30 days of service except certain groups of employees (e.g., leased employees and collectively bargained employees).

     CONTRIBUTION AND FUNDING -- Contributions, as defined in the Summary Plan Description, consist of employee basic contributions which are matched by Metropolitan Life Insurance Company, Metropolitan Property and Casualty Insurance Company, MetLife Funding, Inc., Edison Supply and Distribution, Inc., Farmers National Company, Texas Life Insurance Company, MetLife Securities, Inc., MetLife Credit Corp. and MetLife Trust Company N.A. (collectively, the "Companies"), each for its own employees, and employee supplemental contributions which are not matched by any of the Companies. Contributions of the Companies vest in the employees' account in accordance with the terms of the Plan. Contributions of the employees and Companies are credited to the respective Funds in the manner elected by the employees and provided by the Plan. Pursuant to the terms of the Plan, matching contributions of the Companies are reduced to reflect termination of nonvested employee interest and suspended for prescribed periods of time if money is withdrawn by the employee from certain restricted funds.

     VESTING -- Participant contributions vest immediately. Matching contributions become fully vested upon attaining age 55 or the participant's completion of five years of service in accordance with a five grade vesting schedule.

     WITHDRAWALS AND DISTRIBUTIONS -- A participant may request cash withdrawals from the Plan under the conditions set forth in the Summary Plan Description. Distributions from the Plan occur upon a participant's retirement, death or termination of employment.

     LOANS -- Loans are available to participants from their accounts. Loan repayments are repaid to any, or all, of the funds in accordance with the participant's investment allocation at the time of repayment. The loan balance outstanding as of December 31, 2000 and 1999 was $57,954 and $53,937, respectively.

     ADMINISTRATIVE EXPENSES -- Expenses of the Plan other than those investment related expenses described in Note 1 and a limited amount of administrative expenses are paid by the Companies.

3. INVESTMENTS

     The following presents investments that represent five percent or more of the Plan's net assets:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 2000          1999
                                                              ----------    ----------
Fixed Income Fund...........................................  $1,287,312    $1,330,942
Equity Fund.................................................     736,875       838,356
Common Stock Index Fund.....................................     414,826       464,542
Small Company Stock Fund....................................     161,914       148,799

4. TERMINATION OF THE PLAN

     While the Companies intend that the Plan be permanent, each of the Companies has the right to amend or discontinue it. In the event of termination of the Plan, each participant shall receive a distribution of his or her interest, in accordance with the provisions of the Plan.

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                    METROPOLITAN LIFE INSURANCE COMPANY AND
                            PARTICIPATING AFFILIATES

     NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE -- (CONCLUDED)

5. TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated June 27, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). Although the Plan has since been amended, the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. NON-EXEMPT TRANSACTIONS

     During 1999, the Plan was notified that two of the Plan's Fund managers entered into prohibited cross trade transactions. The cross trades occurred when securities were sold (i) under the direction of Merrill Lynch Investment Management, on behalf of another entity's portfolio, and simultaneously purchased in the Plan's Emerging Markets Equity Fund which is also managed by Merrill Lynch Investment Management, and (ii) under the direction of Back Bay Advisors, LP, on behalf of another entity's portfolio and simultaneously purchased in the Plan's Fixed Income Fund which is also managed by Back Bay Advisors LP. The Plan was reimbursed one thousand five hundred eighty dollars from Merrill Lynch Investment Management and one hundred nineteen thousand seven hundred sixty one dollars from Back Bay Advisors, LP, in each case for the instances where the trade price was greater than the independent market price.

7. CHANGES IN THE PLAN

     Effective December 31, 2000, the New England Financial 401k Plan and Trust and the GenAmerica Progress Sharing Plan were merged into the Plan. In January 2001, net assets of $295,370 and $111,715 from the New England Financial 401k Plan and Trust and the GenAmerica Progress Sharing Plan, respectively, were transferred into the Plan.

     In connection with the acquisition of the standard personal lines property and casualty insurance operations of The St. Paul Companies in September 1999, aggregate assets of $35,516 from the St. Paul Companies, Inc. Stock Ownership Plan and the St. Paul Companies, Inc. Savings Plus Plan were transferred into the Plan during 2000.

                                     ******

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                    METROPOLITAN LIFE INSURANCE COMPANY AND
                            PARTICIPATING AFFILIATES

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 2000

ISSUER                                               DESCRIPTION                         FAIR VALUE
------                                               -----------                   ----------------------
                                                                                   (DOLLARS IN THOUSANDS)
Metropolitan Life Insurance Company    Group Annuity Contracts(a):
                                       GAC #11557..............................          $  557,702
                                       GAC #24888..............................             729,572
                                       Earnings in excess of stated effective
                                         annual return.........................                  38
                                                                                         ----------
                                       Total assets in separate account group
                                         annuity contracts -- Fixed Income
                                         Fund..................................           1,287,312
                                                                                         ----------
Metropolitan Life Insurance Company    Separate Account Contracts:
                                       GAC #8550:
                                       Equity Fund -- 12.......................             736,875
                                       Common Stock Index Fund -- MI...........             414,826
                                       Real Estate Fund -- 54..................                  --
                                       International Equity Fund -- 79.........              49,282
                                       Small Company Stock Fund -- 307.........             161,914
                                       Value Equity Fund -- 267................              31,815
                                       Emerging Markets Equity Fund -- 247.....              28,205
                                       MetLife Company Stock Fund..............              60,986
                                                                                         ----------
                                       Total assets held for investment in
                                         insurance company separate accounts...           1,483,903
                                                                                         ----------
                                       Loans to participants...................              57,954
                                                                                         ----------
                                       Total assets held for investment
                                         purposes..............................          $2,829,169
                                                                                         ==========

---------------
(a) At contract value, which approximates fair value.

                                   SIGNATURE

     THE PLAN. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          Savings and Investment Plan for
                                          Employees Of
                                          Metropolitan Life Insurance Company
                                          and
                                          Participating Affiliates

                                          By:      /s/ JAMES N. HESTON
                                            ------------------------------------
                                          Name: James N. Heston
                                          Title:  Plan Administrator

June 29, 2001

                                                                      EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

To the Board of Directors
and Shareholders of MetLife, Inc.:

We consent to the incorporation by reference in Registration Statement No. 333-37108 of MetLife, Inc. on Form S-8 of our report dated June 29, 2001, appearing on Form 11-K of the Savings and Investment Plan for Employees of Metropolitan Life Insurance Company and Participating Affiliates for the year ended December 31, 2000.

Deloitte & Touche LLP
New York, New York
June 29, 2001